

July 22, 2010

Via U.S. mail and facsimile to (888) 832-9724

David B. Pierce
Chief Financial Officer and Chief Accounting Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY 40223

> **Re: Porter Bancorp, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 11, 2010**
> **File No. 001-33033**

Dear Mr. Pierce:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis

Non-Performing Assets, page 33

1.   We note your disclosures related to restructured loans, which include loans secured by residential or commercial real estate for which you have granted certain concessions. Please tell us and revise future filings to address the following:

   a. Describe the key features of your loan modification program(s), including a description of the significant terms modified and the typical length of each of the modified terms. Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

b. Quantify your restructured loans by type of concession made (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc.), and provide a narrative disclosure addressing your success/re-default rates for each type of concession. Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

c. Quantify and provide a narrative discussion of the number of second/junior liens held where the first loan has been modified, including how the allowance is developed for the second liens.

d. Explain in detail how you consider whether the restructured loans are troubled debt restructurings based on ASC 310-40-15.

e. If you do not believe these loan modifications are troubled debt restructurings under ASC 4310-40-15, tell us and revise your future filings to confirm whether you believe the allowance related to the modified loans would not have been materially different if calculated pursuant to paragraph 22 of ASC 310-10-35 (SFAS 114).

f. We note your disclosure that generally the concessions range from "three to six months." Please tell us the scenarios where you would use such short-term loan modification program(s) as opposed to longer-term modification program(s) (typically defined as modifications made for 12-months or longer). Further, disclose whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans, as applicable.

g. Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms. Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status. Specifically disclose the extent to which restructured loans at December 31, 2009 and March 31, 2010 were shown as nonaccrual loans within nonperforming loans.

h. Clearly and comprehensively discuss your non-accrual policies for restructured loans. Please clarify if you have different policies for different restructured loan types.

i. For loans that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

j. If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Allowance for Loan Losses, page 34

2. We note that your coverage ratio of the allowance for loans losses to nonperforming loans decreased significantly between 2008 and 2009. As of March 31, 2010 and December 31, 2009 your allowance for loan losses covered only 44% and 31% of your nonperforming loans,

respectively, as compared to a coverage ratio of 92% at December 31, 2008. Please tell us and revise future filings to disclose the specific reason(s) for the significant fluctuations in this ratio. Revise your future filings to specifically discuss how you considered these fluctuations when evaluating the appropriateness of your allowance as of those dates.

Item 8. Financial Statements

Note 18 – Fair Values, page 71

3. You disclose here that you obtain appraisals for collateral underlying impaired loans at the time the loan is identified as impaired. Further, you disclose on page 36 that, in <u>general</u>, you obtain updated appraisals "<u>when circumstances are warranted such as at the time of renewal or when market conditions have significantly changed.</u>" Please address the following:

    a. Please tell us in greater detail how you determine when "circumstances are warranted" and "when market conditions have significantly changed." In this regard, explain whether you make this assessment on a property-by-property basis or whether you consider the broader economic climate and widespread deterioration in real estate values when determining the need to obtain updated appraisals.
    b. To the extent possible, please tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009 and March 31, 2010 for both impaired loans that did not require specific allowances and for those loans that did require specific allowances.
    c. Tell us whether estimates or adjustments were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end.
    d. Given that ASC 310-10-35-22 permits impairment measurements on collateral dependent loans to be based on the fair value of the underlying collateral as a "practical expedient", tell us what consideration you gave to using a discounted cash flow model to measure impairment on those loans for which current appraisals were not available. To this extent, if you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

4. You disclose that impaired loans are classified as Level 3 because "significant" adjustments are "routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available." Please provide us with the following information regarding the adjustments that were made:

    a. Specifically identify whether the adjustments were made by external appraisers as part of their normal appraisal process or whether these adjustments were made by the bank to the final appraised values received from the independent appraisers.
    b. Provide greater detail about the circumstances in which adjustments were required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative

and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties where adjustments were made.

    c. Tell us how the significant adjustments were made to the appraisal values and whether the adjustments typically resulted in an increase or decrease in the appraisal value.

5.   We note your disclosure that OREO is "evaluated at the time of acquisition and recorded at fair value as determined by independent appraisal or internal market evaluation less cost to sell," and that you continue to evaluate OREO for impairment on a quarterly basis. It is not clear from your disclosures whether you obtain updated appraisals for these properties and, if so, how often you obtain the appraisals. Accordingly, please tell us and revise future filings to clarify whether these quarterly valuations are determined by means of obtaining updated appraisals or by other internal valuation methodologies. Specifically identify the extent of the valuations obtained from internal sources.

Note 24 – Subsequent Events, page 77

6.   We note your disclosure here and on page 19 of your March 31, 2010 Form 10-Q that you transferred a residential construction and development loan totaling approximately $17.6 million to OREO during the first quarter of 2010. We also note you disclose on page 77 that this loan was current as of December 31, 2009 and that the transfer to OREO had no affect on your provision or allowance for loan losses as of December 31, 2009. Please address the following:

    a. Tell us whether you obtained an updated appraisal at the date of transfer or explain the analysis you performed to estimate the fair value of the underlying collateral in the absence of a current appraisal.

    b. Tell us and disclose in future filings the extent to which the transfer of this loan had any effect on your provision for loan losses or allowance for loan losses as of March 31, 2010.

    c. Tell us how you evaluated this transaction under ASC 855-10, including how you determined whether this was a Type I or Type II subsequent event.

Form 10-Q for the period ended March 31, 2010

Item 1. Financial Statements

Note 3 – Securities, page 9

7.   Regarding your available for sale equity securities, please address the following. Refer to ASC 320-10-S99-1 for guidance, as needed.

    a. Provide us with a listing of your equity securities that are in an unrealized position at March 31, 2010, detailing the cost and unrealized loss as well as the length of time each security has been in an unrealized position.

    b. Provide us with your OTTI analysis of these securities that identifies all available positive and negative objective evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

c. Tell us and revise your future filings to discuss the assumptions and estimates included in your OTTI analysis and how it provides your basis for determining that the security will recover its cost basis in the "near term." Further, tell us and revise your future filings to clearly disclose how you define "near term" for purposes of your impairment analyses.
d. Explain the reasons for the fair value declines, and tell us how you considered this information in your impairment analysis.
e. Tell us the specific authoritative literature you used to support your accounting treatment and your conclusion that you do not believe any of the equity securities in your portfolio should be classified as other-than-temporarily-impaired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief